SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM EQUITY FUNDS

     On February 22, 2007, the Board of Trustees (the "Board") of AIM Equity Funds on behalf of AIM Charter Fund and AIM Constellation Fund (the "Funds") approved the increase of each Fund's foreign securities limit to 25% of the Funds' total assets.